SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. ______)

                          MED GEN, INC.
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                        (Name of Issuer)

             Common Stock, $.001 Par Value Per Share
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                 (Title of Class of Securities)


                           58401X-2-09
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                         (CUSIP Number)

                        Paul Kravitz, CEO
                           Med Gen, Inc.
              7284 W. Palmetto Park Road, Suite 106
                    Boca Raton, Florida 33433
                          (561) 750-1100
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           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                        November 7, 2003
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     Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  Schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box: [  ].

Note.   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                       (Page 1 of 4 Pages)


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                               13D
RCUSIP NO.58401X-20-9                            Page 2 of 4 Pages

1.    Names  of  Reporting Persons. S.S. or I.R.S. Identification
      Nos. of Above Persons

      Paul Kravitz  SS# ###-##-####

2.    Check the Appropriate Box if a Member of a Group
                                                          (a)  [ ]
                                                          (b)  [ ]
3.    SEC Use Only

4.    Source of Funds

      SC

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                           [ ]


6.    Citizenship or Place of Organization

      Paul Kravitz  - United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power

                      558,137

8.    Shared Voting Power

                      20,575

9.    Sole Dispositive Power

                      558,137

10.   Shared Dispositive Power

                      20,575

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                      558,137

12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                           [ ]


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CUSIP NO. 58401X-20-9                             Page 3 of 4 Pages


13.   Percent of Class Represented by Amount of Row (11): 53.60%

14.   Type of Reporting Person: IN


ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Med Gen, Inc., a Nevada corporation ("Med Gen".) The address of the principal executive office of Med Gen is 7284 W. Palmetto Park Road, Suite 106, Boca Raton, Florida 33433; telephone (561) 750-1100.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by Paul Kravitz on behalf of himself.

     (b) Paul Kravitz has his principal business and office address at 7284 W. Palmetto Park Road, Suite 106, Boca Raton,
Florida 33433.

     (c)   Paul Kravitz's principal occupation is CEO of Med Gen,
Inc. He is employed by Med Gen, Inc.

     (d) During the last five years, Paul Kravitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Paul Kravitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    Paul Kravitz  is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4., Purpose of Transaction, below.


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CUSIP NO. 58401X-20-9                           Page 4 of 4 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

     The Board of Directors of Med Gen on 1/1/01 passed a resolution granting Paul Kravitz the right to purchase 135,000 shares of the common stock of Med Gen, and on 9/10/01 passed a resolution granting Paul Kravitz the right to purchase 400,000 shares of the common stock of Med Gen. These shares underlying the options were registered on Form S-8, as filed in April 2002.In October 2003 the board of Directors lowered the exercise price to $4.95 per share. Mr. Kravitz exercised the cashless option on 11/07/03 to purchase the 535,000 shares and has not sold any of these shares as of the date of this filing.


ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

     Paul Kravitz is the direct owner of 558,137 shares, or 53.60% of Med Gen's issued and outstanding common stock. Paul Kravitz has sold 34,988 shares of common stock of Med Gen within the past 60 days and filed Form 4 as required under the Securities Act.. No person or entity other than Paul Kravitz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Paul Kravitz.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF MED GEN

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Med Gen, Inc.


                                   By:  /s/ Paul Kravitz
                                      ---------------------------
                                      Paul Kravitz,
                                      Title: CEO



                                     /s/ Paul Kravitz
                                   ------------------------------
                                   Paul Kravitz, Individually

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